February 12, 2008

Mr. Robert S. Littlepage, Jr.

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3702

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hudson Highland Group, Inc.
Item 4.02 Form 8-K
Filed February 4, 2008
File No. 0-50129

Your Letter of February 5, 2008

Ladies and Gentlemen:

We are responding to your letter of February 5, 2008 to Ms. Mary Jane Raymond regarding your review comments on the subject filing. Our responses are as follows, numbered in accordance with your comments.

Comment #1

We note in the summary provided in the first paragraph under Item 4.02 that you are prorating the expense amount triggered in 2006 over the last two quarters of 2006 and the expense triggered in 2007 over the first three quarters of 2007. We note your reference to SFAS 5; however, we remain unclear regarding how you determined that this is the appropriate pattern for expense recognition. Please advise us in detail, including references to the GAAP literature that you have relied upon in supporting your policy. You should explain to us your full consideration of the guidance in EITF 96-18 and EITF 95-08. Also, regarding your SFAS 5 analysis, tell us how you were able to determine it was probable the Company would achieve the minimum annual earnings thresholds in periods prior to the fourth quarter.

Response to Comment #1

The Company considered the accounting guidance in Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”) and Emerging Issues Task Force (“EITF”) Issue No. 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination,” (“EITF 95-8”) at the time of the Company’s purchase of Balance Ervaring op Projectbasis B.V. (“Balance”) in 2005. The Company concluded that any future earn-out payments pursuant to the share purchase agreement should be recorded as an adjustment of the purchase price. The earn-out formula in the share purchase agreement was based on the Balance business’s achieving certain levels of EBITDA.

In July 2006, the Company amended the purchase agreement, which changed the earn-out formula to increase the potential future maximum earn-out payments in 2006 and 2007. Because the selling shareholders became employees of the Company following the purchase and have remained employees since then, and because the incremental payments the Company made under the amended earn-out formula were in cash, we do not believe the guidance in EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” is applicable to the evaluation in question.

As stated in the Company’s Form 8-K filed on February 4, 2008, the Company has now concluded that the July 2006 amendment providing for increased earn-out payments represented a new agreement, separate from the original share purchase agreement. Because the new agreement is about a matter involving an organization that the Company already owned, that agreement is not covered under SFAS 141 (and related interpretations, including EITF 95-8).

In evaluating the appropriate recognition pattern of the incremental earn-out obligation, the Company considered the guidance under “Accounting for Contingencies,” (“SFAS 5”), but more specifically the interim accounting considerations provided under Accounting Principles Board Opinion No. 28, “Interim Financial Reporting” (“APB 28”).

Under SFAS 5:

Liabilities should be recorded when probable and estimable.

Under APB 28:

1. Paragraph 15.a.

Costs and expenses other than product costs should be charged to income in interim periods as incurred, or be allocated among interim periods based on an estimate (emphasis added) of time expired, benefit received or activity associated with the periods. Procedures adopted for assigning specific cost and expense items to an interim period should be consistent with the bases followed by the company in reporting results of operations at annual reporting dates. However, when a specific cost or expense item charged to expense for annual reporting purposes benefits more than one interim period, the cost or expense item may be allocated to those interim periods.

2. Paragraph 16.a

When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period should be charged for an appropriate portion of the annual cost by the use of accruals or deferrals.

3. Paragraph 16.b

When quantity discounts are allowed customers based upon annual sales volume, the amount of such discounts charged to each interim period should be based on the sales to customers during the interim period in relation to estimated annual sales. (emphasis added)

4. Paragraph 17

The amounts of certain costs and expenses are frequently subjected to year-end adjustments even though they can be reasonably approximated at interim dates. To the extent possible such adjustments should be estimated and the estimated costs and expenses assigned to interim periods so that the interim periods bear a reasonable portion of the anticipated annual amount. Examples of such items include inventory shrinkage, allowance for uncollectible accounts, allowance for quantity discounts, and discretionary year-end bonuses. (emphasis added)

Additionally, because the amounts could be considered analogous to compensation, the Company considered paragraph 17.3 of Accounting Research Manager, Interpretations and Examples, Chapter 17. Employee Stock Options and Awards and Other Deferred Compensation Plans, which states “When compensation is based on attaining a particular goal over a period of time, such as achieving a specified earnings level for the year, it should be accrued over the period in relation to the results achieved to date.”

With the above guidance in mind, the Company allocated the expense over the periods as the results were expected to be achieved.

Because the amendment was effective in July 2006, the Company began to record the expense related to the 2006 incremental earn-out payments after that date. Further, the earnings of the business had been relatively close to budget all year. Our judgment was that it was probable that the full year 2006 EBITDA would be realized and the full amended earn-out would be earned. Accordingly, we believed the most appropriate allocation of expense would be substantially in proportion to the EBITDA over the two remaining quarters of 2006. In determining the recognition of the expense for 2007, the Company considered the expected year end financial performance of Balance at the end of each quarter based on year to date results at the time and the evolving estimate for the remainder of the year. The initial budget for EBITDA was €5.6 million, or about €1.4 million quarterly. The earn-out at this level of EBITDA was €900 thousand compared to the total possible incremental amount of €1.25 million. At September 30, 2007, the actual EBITDA for three quarters was €4.3 million or roughly 75% of the budgeted EBITDA. The Company expected that pattern of earnings to continue. Using these metrics, the Company’s best estimate was that the 2007 EBITDA would be above the minimum threshold but below an amount that would trigger the maximum earn-out payment.

In the fourth quarter of 2007, Balance achieved an unexpected increase in EBITDA to €1.6 million, in comparison to €4.3 million achieved through the first nine months. As a result of the fourth quarter increase, the maximum incremental earn-out amount would be paid for 2007. Applying this method resulted in recording 18% of the ultimate earn-out payment in each of the first three quarters of 2007, with the balance recognized in the fourth quarter of 2007. This pattern represents the Company’s best estimate as of the end of each quarter of the amount that would have been probable of being ultimately paid, recognized in relation to the results achieved to each reporting date.

Comment #2

Refer to the fourth paragraph under Item 4.02 of your Form 8-K, regarding material weaknesses in internal control over financial reporting of your accounting for acquisitions at December 31, 2006. Tell us how you were able to provide true and accurate Item 9A disclosures regarding Controls and Procedures in your 2006 Form 10-K. The material control weakness disclosed in the Form 8-K appears to indicate that you may lack the necessary disclosure controls and procedures, as well as the internal controls necessary to provide true and accurate Item 9A disclosures. Please advise.

Response to Comment #2

The Company believed it had the appropriate controls and procedures at the time it filed its Form 10-K for 2006. The Company did not believe the accounting for the incremental earn-out payments was incorrect at that time and therefore did not identify or disclose the material weakness as of December 31, 2006 in the Form 10-K and its effect on the related Item 9A disclosures. The Company did not determine it needed to restate its 2006 financial statements or that it had a material weakness at December 31, 2006 until February 2008.

The following is a summary of the process performed by the Company and controls in place at the time of the amendment to the purchase agreement that supports why the Company believed there was not a deficiency in controls at the time of filing the 2006 Form 10-K.

The Company closed the purchase of Balance in August 2005. Negotiations between the Company’s European business team and the sellers of Balance that resulted in the July 2006 amendment began in the December 2005/January 2006 time period. The Company’s European business team engaged the appropriate corporate personnel early in the process to discuss the purpose of the amendment. Drafts of the amendment to the share purchase agreement were discussed and reviewed by appropriate accounting personnel of the Company, including the Company’s Director of SEC Reporting, with the proposed final document being reviewed by the Director of SEC Reporting and the Vice President and Corporate Controller (the Chief Accounting Officer) prior to the Company entering into the amendment. The Company also re-reviewed the original share purchase agreement and consulted what it believed to be the relevant sections of U.S. generally accepted accounting principles. The Company concluded that (a) the amendment could be considered integral to the purchase agreement and interpreted under SFAS 141, (b) the amendment did not change the non-compensation nature of the existing earn-out payments if considered under EITF 95-8 as the factors evaluated under 95-8 did not change and the amendment required no term of continuing employment of the sellers/current employees for any part of the earn-out, and (c) the higher maximum earn-out amount in 2006 and 2007, about 10 percent of the purchase price, was still within the range of the estimated value of Balance at the time of the acquisition. As such, the Company concluded at the time that recognition as additional purchase price was the correct accounting. During the Company’s process of determining its accounting, prior to entering into the amendment, the Company sent a draft of the amendment and the Company’s conclusion as to the accounting treatment to the audit partner and audit manager at its independent registered public accounting firm. The independent auditors did not respond at that time and did not raise any questions with the Company’s conclusion as to the accounting treatment until the 2007 year end close. In summary, the Company followed what it considered to have been effective procedures at the time to understand the transaction and to assess and document the appropriate accounting for it in a timely manner.

While the Company now acknowledges that the conclusion reached at the time was incorrect, the Company had and used a process throughout 2006 for evaluating the transaction that resulted in information about the amendment required to be disclosed by the Company being accumulated and communicated to the Company’s management. The Company did not become aware that there had been a material weakness in this process until February 2008 when the Company concluded as to the proper accounting in connection with the calculation of the year end 2007 accrual for the earn-out and related discussion with its independent registered public accounting firm.

The Company will restate its 2006 financial statements for this error in the Company’s Form 10-K for 2007, which the Company expects to file the last week of February or the first week of March 2008. In item 9A of that filing, the Company will disclose the conclusion that there was a material weakness as of December 31, 2006, the related adverse effect on its disclosure controls and procedures, and that the material weakness has subsequently been remediated.

Comment #3

Also, regarding your Item 9A disclosures in the 2006 Form 10-K, tell us why you did not disclose the material weaknesses noted in this Form 8-K. Tell us the date you completed the evaluation of the controls and procedures.

Response to Comment #3

The Company completed its evaluation of the controls and procedures in March 2007 for the year ended December 31, 2006. As discussed above in Response to Comment #2, we did not determine there was a material weakness at December 31, 2006 until February 2008.

Comment #4

We note from the Form 8-K that the material weakness had been subsequently remedied as a result of your engagement of external accounting experts over complex accounting matters since the second half of 2007. In this regard, tell us why you did not disclose any changes to your internal controls under Item 4 within subsequent Forms 10-Q.

Response to Comment #4

In general, the Company’s engagement of external accounting experts to review complex accounting matters represents a natural evolution of its controls in parallel with the evolution of the Company. The Company typically evaluates its controls each quarter and modifies them to match the business needs to maintain a level of controls commensurate with the Company’s business activities.

In the third quarter of 2007, the Company began to consider transactions of a more complex nature than it had in the past. While the Company used outside experts to consider the accounting for a number of transactions, none of the more complex transactions were completed within the third quarter. Several transactions in the fourth quarter of 2007 came nearer to completion or were completed, and, accordingly, the Company increased its use of external accounting experts during that period to review the related accounting matters for the Company’s use in forming its conclusions. As such, the Company began this enhancement prior to knowing it had a material weakness. The Company expects such consultations to continue in future periods on an as-needed basis.

Because the Company believes that part of its control structure is to continuously refine its controls to match the Company’s circumstances, the Company did not believe the improvement in this control area materially affected, or was reasonably likely to materially affect, the Company’s internal controls over financial reporting. In light of the increased use of outside experts to evaluate the accounting for complex transactions completed in the fourth quarter, the Company considers the use of such experts to be a material change and will disclose it as such in Item 9A in the 2007 Form 10-K.

Further, in accordance with your request, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response. I am available to discuss these matters and can be contacted at (212) 351-7232.

Sincerely,

/s/ Mary Jane Raymond
Mary Jane Raymond
Executive Vice President & Chief Financial Officer

cc:	Andrew Mew
Securities and Exchange Commission

Brian Eccleston
Larry Hochman
BDO Seidman, LLP

Benjamin F. Garmer, III
John K. Wilson
Foley & Lardner LLP